PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec: New CEO takes the helm; two new Board Members elected

Montreal (Quebec), January 26, 2006 - Tembec announced today that James Lopez has formally assumed the position of President and Chief Executive Officer. He has also become a Director of the Company. Mr. Lopez, who previously held the position of Executive Vice-President and President of the Forest Products Group, succeeds Frank A. Dottori. Mr. Dottori, who had led Tembec since 1979, had indicated his intent to retire as both CEO and a Director early last year. The selection of Mr. Lopez as President and CEO had been announced in June 2005 and an orderly transition has been underway since that time.

Mr. Lopez joined Tembec in 1989 and has held a number of operating and staff roles of increasing responsibility, including the management of a number of the Company's business units. He was a key player in the Company's growth strategy, particularly in his most recent role as Executive Vice-President and President of the Forest Products Group.

At the Annual General Meeting this morning, in addition to Mr. Lopez, Tembec shareholders also elected two of the prominent members of the Quebec business community as Directors. André Bérard and Emanuele (Lino) Saputo will join the Board effective today.

Mr. Bérard was Chairman of the Board of Directors of the National Bank of Canada from 2002 to 2004 after having served as Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989, and President and Chief Operating Officer from 1986 to 1989. Mr. Bérard also serves on the Boards of Arbec Forest Products Inc., BCE Inc., BMTC Group Inc., Bombardier Inc., Canam Manac Group Inc., Falconbridge Inc., Saputo Inc., and TransForce Income Fund.

Mr. Saputo founded the dairy processing business Saputo Inc. with his parents in 1954 and became that Company's Chairman of the Board and President in 1969. In 1997, following the initial public offering of Saputo Inc., he was named Chairman of the Board and Chief Executive Officer, a position he held until March 2004. He has remained as Saputo's Chairman of the Board since that time. Mr. Saputo is also a director of Arbec Forest Products Inc.

As previously indicated, Mssrs. Claude Boivin, Pierre Goyette and Francois Tremblay retired from the Board effective today. The dedication and contribution of these long serving directors was acknowledged, with gratitude.

At the Company's Annual General Meeting, Tembec shareholders also re-elected the following Board members: Norman M. Betts, James E. Brumm, François Bujon de L'Estang, Gilles Chevalier, Guy G. Dufresne, Peter S. Janson, Gordon S. Lackenbauer, Mary Theresa McLeod, Robert K. Rae, and Luc Rossignol as Directors.

Tembec is a leading integrated forest products company with extensive operations in North America and France, with sales of approximately $3.8 billion and some 10,000 employees. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

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Contact:	Pierre Brien
Vice-President, Communications and Public Affairs
Tel.: (819) 627-4387